Exhibit 99.1

OKYO Pharma Announces Transition of At-The-Market Equity Offering Facility to Leerink Partners

London and New York, NY, February 11, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced that it has transitioned its At-The-Market (ATM) equity offering facility to Leerink Partners LLC, a leading healthcare-focused investment bank as the sales agent, replacing its previous ATM facility with B. Riley Securities Inc. This strategic move allows OKYO Pharma to continue accessing the capital markets efficiently through an ATM program, enabling the sale of common shares directly into the market from time to time, at prevailing market prices, subject to market conditions and the Company’s discretion.

“We are excited to partner with Leerink Partners to establish this new ATM facility,” said Keeren Shah, Chief Financial Officer of OKYO Pharma. “Leerink’s deep expertise in the biotech sector, proven track record in executing ATM programs, and strong relationships in the investor community make them an ideal partner as we advance our pipeline, including our lead candidate urcosimod for neuropathic corneal pain. This transition enhances our financial flexibility to support ongoing clinical development and corporate objectives without committing to a fixed equity raise.”

The ATM facility provides OKYO Pharma the ability to raise capital opportunistically while minimizing market disruption. Sales under the program, if any, will be made pursuant to a prospectus supplement and accompanying base prospectus filed with the U.S. Securities and Exchange Commission (SEC). Leerink Partners will act as the exclusive sales agent and receive a commission equal to 3.0% of gross proceeds from any shares sold.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2025. The company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements, except as may be required by law.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com